KA 4/18

14046369

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 48073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Options, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3600
(No. and Street)

Chicago, Illinois (City) (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CJBS, LLC
(Name – *if individual, state last, first, middle name*)

2100 Sanders Road, Suite 200	Northbrook	Illinois	60062--6141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/18

OATH OR AFFIRMATION

I, Stuart J. Kipnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Options, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY C. FREDERICKS
Notary Public - State of Illinois
My Commission Expires Dec 20, 2015

Signature

President
Title

Mary C. Fredericks
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

CJBS

GCC/IBT 337-L

CJBS

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

ASSOCIATED OPTIONS, INC.

TABLE OF CONTENTS

CJBS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Associated Options, Inc. (an Illinois S Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of of Associated Options, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 25, 2014, except for Note J, as to which the date is March 12, 2014.

ASSOCIATED OPTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

	Allowable	Non-Allowable	Total
Cash - Operating	$ 2,642,612	$ -	$ 2,642,612
Cash - Segregated Clearance	250,000	-	250,000
Receivables From Brokers or Dealers,	412,207	543,628	955,835
Securities-Common Stock, at Fair Market Value	-	1,974,480	1,974,480
Security Deposit	-	8,000	8,000
TOTAL ASSETS	$ 3,304,819	$ 2,526,108	$ 5,830,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Total Liabilities	$ -
Stockholder's Equity	
Common Stock	1,000
Retained Earnings	3,025,195
Accumulated Other Comprehensive Income (Unrealized Gains on Securities)	2,804,732
Total Stockholder's Equity	5,830,927
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,830,927

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE		
Commissions on Listed Option Transactions		$ 6,361,678
Other Revenue		38,853
Total Revenue		6,400,531
EXPENSES		
Salaries and Employment Costs for Stockholder Officer		1,289,265
Other Employee Compensation and Benefits		2,601,223
Commissions Paid to Other Brokers-Dealers		168,530
Regulatory Fees		62,738
Other Expenses		1,470,506
Total Expenses		5,592,262
OTHER INCOME		
Realized Gain on Sale of Securities		622,269
NET INCOME		1,430,538
OTHER COMPREHENSIVE INCOME		
Unrealized Gains/(Loss) on Securities		
Unrealized Holding Gains/(Loss) Arising During The Period	$ 840,393	
TOTAL OTHER COMPREHENSIVE INCOME		840,393
TOTAL COMPREHENSIVE INCOME		$ 2,270,931

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2013

BALANCE, Beginning of Year, January 1, 2013		$ 5,309,996
Net Income	$ 1,430,538	
Other Comprehensive Income - Unrealized Gain	840,393	
		2,270,931
Distributions to Stockholder		(1,750,000)
BALANCE, End of Year, December 31, 2013		$ 5,830,927

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net Income	$ 2,270,931
Adjustment to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Unrealized (Gain)/Loss on Securities	(840,393)
Realized Gain on Sale of Securities	(622,269)
Changes in Operating Assets and Liabilities	
(Increase) Decrease In:	
Receivables from Brokers or Dealers	(102,456)
Other Receivables	56,336
NET CASH PROVIDED BY OPERATING ACTIVITIES	762,149
INVESTMENT ACTIVITIES	
Proceeds from Sale of Securities	1,559,220
NET CASH (USED) BY FINANCING ACTIVITIES	1,559,220
FINANCING ACTIVITIES	
Stockholder Distributions	(1,750,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(1,750,000)
NET INCREASE (DECREASE) IN CASH	571,369
CASH - BEGINNING OF YEAR	2,321,243
CASH - END OF YEAR	$ 2,892,612

Supplemental Disclosures

1. The Corporation considers all investments having original maturities of less than 90 days to be cash equivalents.
2. The Corporation paid no interest expense during the year ended December 31, 2013.
3. The Corporation paid no federal income taxes during the year ended December 31, 2013.

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE A – ORGANIZATION

Associated Options, Inc. was formed as a Delaware Corporation on December 22, 1994. The Corporation operates as a brokerage execution firm, principally conducting its business activities from the floor of the Chicago Board Options Exchange ("CBOE"), Chicago, Illinois.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts, ($0 at December 31, 2013) to reserve for potentially uncollectible accounts and discounts customers may take. On a periodic basis the Company evaluates its receivables and determines the necessity for an allowance based on history, collections and current economic conditions.

Investment

The Company classifies its securities as "available for sale" which are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE C – INCOME TAXES

The Corporation's sole stockholder made an election under Internal Revenue Code Section 1362, effective as of January 1, 1995, to be an S-corporation. As such, the stockholder is taxed on all the Corporation's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. The tax returns of the Corporation are filed on the cash basis of accounting. Any state taxes are included in other expenses.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2013, management does not believe they have taken any tax positions that would require the recording of any additional tax liability nor do they believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2013, the Company's federal and state tax returns generally remain open for the last three years.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 20,000 shares of common stock at no par value per share. At December 31, 2013, 10,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), and as such is required to maintain a net capital balance of $100,000. Total capital of the Corporation at December 31, 2013 was $5,830,927. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

NOTE F – COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c 3-1

Audited Net Capital at December 31, 2013 was $3,304,819.

No material differences exist with the Focus Report, Part IIA for the quarter ending December 31, 2013, as filed by Associated Options, Inc.

NOTE G – COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

NOTE H – CBOE MEMBERSHIP CONVERTED TO COMMON STOCK AT INITIAL PUBLIC OFFERING IN 2010 IPO

Associated Options, Inc owned a Chicago Board Options Exchange ("CBOE") membership (a seat), purchased September 2, 2003 for $212,000 and carried it at cost. The CBOE changed its organizational structure in 2010 from a non-stock corporation owned by its members to a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc., organized as a stock corporation.

The CBOE on June 15, 2010 launched an initial public offering at $29 a share. Associated Options, Inc. was granted 2 classes of stock in the IPO for its membership interest consisting of 40,000 shares of Class A-1 Restricted Common Stock and 40,000 shares of Class A-2 Restricted Common Stock. Shortly after the initial offering a special dividend of $1.25 per share was issued which represented a return of basis and totaled $100,000.

A tender offer from the proceeds from the CBOE's public offering was made to former members on both classes of restricted common stock on October 13, 2010 by CBOE Holdings, Inc. and on November 23, 2010 they purchased 5,000 Class A-1 shares and 5,000 Class A-2 shares from Associated Options, Inc. for $250,000.

The restrictions on the remaining 35,000 shares of Class A-1 and 35,000 shares of Class A-2 common stock, net of the tender offer, expired on December 15, 2010 and June 13, 2011, respectively and were automatically converted one for one into unrestricted common stock traded on the NASDAQ.

In 2013, 32,000 shares were sold for a total amount of $1,548,104.

At December 31, 2013, the Company owned a total of 38,000 shares in regards to the conversion, carried on the Statement of Financial Condition at the closing market price of $51.96 per share, $1,974,480.

Associated Options, Inc. purchased in 2010 an additional 300 shares of unrestricted common stock at the initial public offering at $29 per share. In 2013 those shares were sold for a total amount of $11,116.

NOTE I – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

NOTE I – FAIR VALUE MEASUREMENTS (continued)

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, assets or liabilities.

Level 2 Quoted prices in markets that are considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth, by level within the fair value hierarchy, the Company's investment assets at fair value as of December 31, 2013. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2013, the Company had no investment assets at fair value classified within Level 2 or 3.

		Fair Value Measurements at 12/31/13 Using:		
December 31, 2013	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
CBOE Holding, Inc.				
Common Stock 38,000 shares, unrestricted	$1,974,480	$1,974,480	-	-

The table below summarizes the activity for investments in equity securities classified as available-for-sale measured at fair value on a recurring basis for the year ended December 31, 2013.

Balance at January 1, 2013	$ 2,071,038
Proceeds from Sale	(1,559,220)
Realized gain	622,269
Net unrealized gains included in Other comprehensive income	840,393
Fair Value of Plan Assets at December 31, 2010	$ 1,974,480

NOTE J – OFF-BALANCE-SHEET RISK (REVISED)

The Company maintains its operating cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank. At December 31, 2013 the Company's total uninsured cash balance was $2,188,945.

The segregated clearance cash accounts consist of two SIPC money market securities accounts. The segregated clearance cash amount as well as the common stock securities in the statement of financial condition is subject to market risk.

In connection with the Corporation's floor brokerage activities, which encompass 100% of the Corporation's business activity as an options and stock execution firm, there are no transactions or other off-balance-sheet financial instruments. There is no market or credit risk in excess of the amounts recorded in the statement of financial condition.

Net sales for the year ended December 31, 2013 includes commissions from three major customers, which accounted for approximately 20%, 18% and 11%, respectively, of the total net commissions of the Company.

NOTE K – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 25, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements. The auditor's procedures subsequent to the original date of the auditor's report through March 12, 2014, are limited solely to the revision of the Note J to the financial statements.

SUPPLEMENTAL INFORMATION

CJBS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 15C 3-1 AND 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

We have audited the financial statements of Associated Options, Inc. as of and for the year ended December 31, 2013, which expressed an unqualified opinion on those financial statements, and have issued our report thereon dated February 25, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-17 is presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 25, 2014

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

CJBS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Associated Options, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g).

Because the Corporation does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Corporation in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

It is not practicable for a company of this size to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Chicago Board of Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 25, 2014

CJBS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013 which were agreed to by Associated Options, Inc. and the Securities and Exchange Commission, Chicago Board Options Exchange, and SIPC solely to assist you and the other specified parties in evaluating Associated Options, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Associated Options, Inc.'s management is responsible for the Associated Options, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois
February 25, 2014

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048072
Associated Options, Inc.
440 S. LaSalle St.
Suite 1725
Chicago, IL 60605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Babich (312) 362-4104

2. A. General Assessment (item 2e from page 2) $ 15,577

B. Less payment made with SIPC-6 filed (exclude interest) (10,065)
7-19-13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,512

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum n/a

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,512

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5,512

H. Overpayment carried forward $(n/a)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Associated Options, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4 day of February, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,861,807
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	168,531
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,462,661
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	1,631,192
2d. SIPC Net Operating Revenues	$6,230,615
2e. General Assessment @ .0025	$15,577
	(to page 1, line 2.A.)

ASSOCIATED OPTIONS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Total Stockholder's Equity From Statement of Financial Condition	$ 5,830,927
Total Stockholder's Equity Qualified for Net Capital	$ 5,830,927
Total Capital	$ 5,830,927
Deductions	
Total Non-allowable Assets From Statement of Financial Condition	(2,526,108)
Net Capital	3,304,819
Minimum Net Capital Requirement	(100,000)
EXCESS NET CAPITAL	$ 3,204,819

In regards to SEC Rule 15c 3-1, "Net Capital Requirements for Brokers or Dealers" no unusual differences exist between the computation reported above and Associated Option, Inc.'s unaudited filing of Part IIA of the FOCUS report.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Associated Options, Inc. [13]

SEC FILE NO.: 8-48072 [14]

FIRM I.D. NO.: 36-3996772 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

440 South LaSalle Street, Suite 3600 [20]
(No. and Street)

Chicago [21] Illinois [22] 60605 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/13 [24]

AND ENDING (MM/DD/YY): 12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan [30]

(Area Code) — Telephone No.: 312-431-0014 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [x] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of February 20 14
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CJBS, LLC [70]

ADDRESS

2100 Sanders Road, Suite 200 [71]	Northbrook [72]	Illinois [73]	60062-6141 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]